Exhibit 23.01

CONSENT OF INDEPENDENT AUDITORS

The Board of Directors of
Ceridian Corporation:

We consent to incorporation by reference in the registration statement (No. 33-56325) on Form S-8 of Arbitron Inc. and the registration statement (No. 333-56828) on Form S-8 of Ceridian Corporation of our report dated June 8, 2001, relating to the statements of net assets available for benefits of the Ceridian Corporation Personal Investment Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended and related supplemental schedules as of and for the year ended December 31, 2000 which report appears elsewhere in this December 31, 2000 annual report on Form 11-K of the Ceridian Corporation Personal Investment Plan.

/s/KPMG LLP

Minneapolis, Minnesota
June 27, 2001